UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      February 2, 2006

Mr. James Rudis, Chief Executive Officer and President
Overhill Farms, Inc.
2727 East Vernon Avenue
Vernon, California 90058


      Re:	Overhill Farms, Inc.
		Registration Statement on Form S-3
      Filed January 9, 2006
		File No. 333-130921

Dear Mr. Rudis

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Undertakings, II-2

1. Revise to include the undertaking required by Item 512 (a)(6) of
Regulation S-K, as amended.

Form 10-K for the Fiscal Year Ended October 2, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Contractual Obligations, page 15

1. Revise your contractual obligations table to disaggregate the line item "contractual obligations" into the categories specified in Regulation S-K, Item 303(a)(5), or other categories suitable to your business. Add a line item for the interest payments due under your long term debt obligations, as it appears they may be significant, and any footnotes necessary for an understanding of the timing and amount of these obligations.

Note 3 - Related Party Transactions, page F-14

2. We note the disclosure of Levine Leichtman Capital Partners II, L.P.`s (LLCP) beneficial ownership of voting stock on page 29, and the disclosure of your transactions with LLCP throughout the notes to your financial statements. However, the notes to your financial statements do not disclose the nature of the relationship with LLCP. Tell us why you do not consider LLCP a related party, subject to the disclosure requirements of Statement of Financial Accounting Standards (SFAS) Number 57.

Note 6 - Shareholders` Equity, page F-17

3. You have disclosed the issuance of warrants in connection with loans due to LLCP. Disclose what your accounting policy is with regard to determining the fair value of equity instruments issued for goods or services and the key variables used to determine such fair value.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Gary Newberry at (202) 551-3761 or Sandra
Eisen
at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	C. Parker (via facsimile)
	S. Eisen
	G. Newberry
      C. Moncada-Terry

Mr. James Rudis
Overhill Farms, Inc.
February 2, 2006
Page 2